  As filed with the Securities and Exchange Commission on November 22, 1996.
                                                     Registration No. 333-14853

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ---------------

                              AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                ---------------
                               UNC INCORPORATED
            (Exact name of registrant as specified in its charter)
         Delaware                                       54-1078297
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

                          175 Admiral Cochrane Drive
                           Annapolis, Maryland 21401
                                (410) 266-7333
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Robert L. Pevenstein
               Senior Vice President and Chief Financial Officer
                               UNC Incorporated
                          175 Admiral Cochrane Drive
                           Annapolis, Maryland 21401
                                (410) 266-7333
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                            John B. Frisch, Esquire
                             Miles & Stockbridge,
                          a Professional Corporation
                                10 Light Street
                          Baltimore, Maryland  21202

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this Form are being offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


================================================================================

                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1996


PROSPECTUS



                                UNC INCORPORATED

                           Series B Senior Cumulative
                          Convertible Preferred Stock

                           Series C Senior Cumulative
                                Preferred Stock

                                  Common Stock


          This Prospectus relates to the resale of up to 250,000 shares of the Series B Senior Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock"), 250,000 shares of the Series C Senior Cumulative Preferred Stock, par value $1.00 per share (the "Series C Preferred Stock"), that may be paid from time to time as a dividend on such shares of Series B Preferred Stock and 3,571,429 shares of the common stock, par value $.20 per share (the "Common Stock"), issuable upon conversion of such shares of Series B Preferred Stock of UNC Incorporated, a Delaware corporation ("UNC" or
the "Company").   The Company originally issued and sold 250,000 shares of the
Series B Preferred Stock pursuant to an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of May 30, 1996, by and among the Company and the Purchasers signatory thereto, in a transaction exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") to persons reasonably believed by the Company to be "accredited investors," as such term is defined by Rule 501(a) under the Securities Act.

          A share of the Series B Preferred Stock may be converted at the option of the holder thereof into the number of fully paid and non-assessable shares of Common Stock obtained by dividing $100 (the price per share at which the Series B Preferred Stock was issued originally by the Company) by the initial conversion price of $7.00. The conversion price of the Series B Preferred Stock is subject to certain adjustments, including a one time five percent reduction if the Company declares a PIK Dividend (as defined below) after the third anniversary of the issuance of the Series B Preferred Stock. Holders of the Series B Preferred Stock are entitled to receive cumulative dividends at an annual rate of $8.50 per share to be paid pro rata to such holders, quarterly, in arrears, subject to adjustment in the case of PIK Dividends paid after the third anniversary of the date of issuance of the Series B Preferred Stock. If the Company is not subject to any contractual restriction prohibiting the payment of dividends in cash, dividends will be paid in cash. If any such contractual restriction exists, dividends may be paid on the Series B Preferred Stock by issuing fully paid and non-assessable shares of the Series C Preferred Stock, which shall be valued at $100 per share (a "PIK Dividend"), for the purpose of paying such dividend or in some combination of cash and a PIK Dividend. Accordingly, up to 250,000 shares of the Series B Preferred Stock, the shares of the Series C Preferred Stock that may be paid from time to time as a PIK Dividend on the Series B Preferred Stock, and the shares of the Common Stock issuable upon the conversion of the Series B Preferred Stock (the "Conversion Shares") may be offered and sold from time to time by the holders named herein or by their permitted transferees, pledgees, donees, or their successors (the "Selling Holders") pursuant to this Prospectus.

          The Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares may be sold by the Selling Holders from time to time directly to purchasers. The Selling Holders will receive all of the net proceeds from the sale of the Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares. The Company is responsible for payment of all other expenses in connection with the performance by the Company of its obligations under the terms and provisions of the Stock Purchase Agreement.

          The Selling Holders and any broker-dealers, agents or underwriters that participate in the distribution of the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares may be deemed to be "underwriters," as such term is defined under Section 2(11) of the Securities Act, and any commission or profit received by them in connection with the resale of the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

SEE "RISK FACTORS" COMMENCING ON PAGE 4 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO THE SERIES B PREFERRED STOCK, THE SERIES C PREFERRED STOCK AND THE CONVERSION SHARES.

                               ------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------

                The date of this Prospectus is November 22, 1996.



INFORMATION CONTAINED HEREBY IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048, and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov., that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also may be inspected at the offices of the New York Stock Exchange.

    The Company has filed with the Commission a Registration Statement on Form S-3 (hereinafter, together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the securities covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the securities covered by this Prospectus, reference is made to the Registration Statement that is on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, may be examined without charge at the offices of the Commission or may be obtained from the Commission's site on the World Wide Web. Statements contained in this Prospectus as to the contents of any documents referred to are not necessarily complete, and in each such instance, are qualified in all respects by reference to the applicable documents filed with the Commission.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


    The Company hereby incorporates by reference in this Prospectus the following documents filed with the Commission:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

    (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

    (c) the Company's Current Reports on Form 8-K dated February 7, 1996, May 7, 1996, June 11, 1996 and August 12, 1996; and

    (d) the Company's Registration Statement on the Form 8-A related to the Common Stock filed with the Commission pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such descriptions.

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of securities hereunder shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to UNC Incorporated, 175 Admiral Cochrane Drive, Annapolis, Maryland 21401-7394, Attention: Treasurer, telephone number:
(410) 266-7333.


                                  THE COMPANY

    The Company is a leading supplier of products and services to the aviation industry. The Company's primary business is the provision of services to the aviation aftermarket. These operations include the overhaul and repair of aircraft engines and accessories, the repair and remanufacturing of engine components, and the provision of training and maintenance services to the United States and foreign military. Also, part of the Company's revenues are derived from manufacturing engine and airframe parts for original equipment manufacturers ("OEMs").

    On May 30, 1996, the Company acquired (the "Acquisition") substantially all of the assets and assumed certain liabilities of Garrett Aviation Services ("Garrett"), a leading provider of aviation services to the worldwide business aviation aftermarket. Garrett provides a full range of overhaul services to business aviation and regional airline customers, including complete engine and airframe repair and overhaul capabilities, full interior and exterior refurbishments, new aircraft completions, avionics installation and spare parts distribution. Garrett specializes in providing aircraft, engine and avionics aftermarket services to aircraft powered by AlliedSignal turbofan engines, which are the leading engine type for the business jet aviation market.

                                  RISK FACTORS

    In addition to the other information contained or incorporated by reference in this Prospectus, the following information should be considered carefully by potential purchasers in evaluating the Company and its business before making an investment in the securities offered hereunder:

Absence of Public Market

    No trading market exists for the Series B Preferred Stock or the Series C Preferred Stock and there can be no assurance regarding the future development of such a market for the Series B Preferred Stock or the Series C Preferred Stock or the ability of holders of the Series B Preferred Stock or Series C Preferred Stock to sell their Series B Preferred Stock or Series C Preferred Stock or the price at which such holders may be able to sell their Series B Preferred Stock or Series C Preferred Stock. If such a market were to develop, future trading prices will depend on many factors, including, among other things, the operating results of the Company and the market for similar securities.

Leverage

    As of September 30, 1996, the Company's consolidated indebtedness was $385.4 million and its ratio of total debt to total capitalization was 74% and the Company had the ability to borrow up to an additional $8.1 million under an Amended and Restated Credit Agreement, dated as of May 22, 1996 (the "Revolving Credit Facility"), among the Company, the financial institutions who are parties thereto as lenders and First Union Commercial Corporation ("First Union") as agent for the lenders and First Union National Bank of North Carolina as the issuing bank for letters of credit issued thereunder. Subject to certain restrictions contained in the Revolving Credit Facility and the Indenture governing the Company's 11% Senior Subordinated Notes due June 1, 2006, the Company and its subsidiaries may incur additional indebtedness in the future.
In addition, the

Company anticipates a short-term need to access working capital relating to the Acquisition, which may require the incurrence of additional indebtedness through borrowings of available amounts under the Revolving Credit Facility. Although the Acquisition is expected to increase and diversify the Company's cash flow from operations, the aggregate amount of Company indebtedness has been increased significantly as a result of the Acquisition. Increased leverage will, among other things, require the dedication of additional portions of cash flow to make interest and principal payments and may increase the Company's vulnerability in the event that a downturn in its business were to occur.

Benefits from the Acquisition

    Management expects to realize certain cost savings as a result of the Acquisition. Additional cost savings and other business synergies are anticipated to occur over the next three years. While the Company believes that it can improve the profitability of the operations of Garrett and the Company on a combined basis given the cost savings and operating synergies the Company expects to achieve, there can be no assurance that the Company will be able to realize the cost savings which the Company believes it can achieve or other expected cost savings and operating synergies following the Acquisition. Realization of such operating and economic efficiencies could also be affected by a number of factors beyond the Company's control, such as general economic conditions, increased operating costs, the response of competitors or customers, regulatory developments and delays in implementation.

AlliedSignal Agreements

    The Company has succeeded to all of Garrett's rights and obligations under the terms of an operating agreement between Garrett and AlliedSignal Inc. ("AlliedSignal"). The Company believes that the operating agreement will provide the Company with significant advantages. However, the AlliedSignal operating agreement may be terminated by AlliedSignal, among other reasons, following a material decrease in customer satisfaction relating to Garrett's services which has a material adverse effect on AlliedSignal's aviation business or following a significant loss in market share by Garrett which continues beyond a specified level for four consecutive quarters. A significant change in, or loss of, the operating agreement could have a material adverse effect on the Company's results of operations.

    AlliedSignal and the Company have entered into a separate agreement pursuant to which AlliedSignal has agreed to provide the Company with $15.0 million in annual orders for the repair of AlliedSignal parts and components through December 31, 1997. The Agreement also provides that the parties will hold business discussions concerning all elements of the relationship among the Company, Garrett and AlliedSignal in the near future. While the Company has no reason to believe that these discussions will not proceed favorably, there can be no assurance that AlliedSignal's obligation to provide the Company with orders for parts and component repairs will be extended beyond December 31, 1997 or that it will be extended on terms as favorable to the Company as those presently in effect.

Commercial Airline Industry

    The Company's manufacturing operations are driven in part by the demand for new aircraft from the commercial airline industry. As a result, a portion of the Company's business is directly dependent upon the conditions in that industry which are highly cyclical and competitive. The commercial airline industry in the United States is currently experiencing an economic turn around. In the prior five years, the industry had suffered a severe down turn which had resulted in record losses and the cancellation and delay of orders for new aircraft, which impacted the Company's OEM manufacturing operations. The recent up turn in the industry is causing increased demand for new aircraft to meet the increasing demands for air travel. Due to the volatility of the airline industry, there can be no assurance that the recent profitability of the airline industry will continue or that the airlines will maintain or increase expenditures for new aircraft. In addition, the airline industry is undergoing a process of consolidation. Such consolidation could result in a reduction of future aircraft orders as overlapping routes are eliminated and airlines seek greater economies through higher aircraft utilization.

Defense Spending Levels

    Many of the Company's Aviation Services Division's contracts are funded by the operations and maintenance ("O&M") budget of the United States Department of Defense. The O&M budget has remained stable over the last four years and is projected to remain relatively flat through the end of the decade, despite a decline in the Department of Defense's overall budget. The Company believes that more maintenance work under the O&M budget will be outsourced in the future to lower cost, private sector suppliers, such as the Company, to meet ongoing Department of Defense budget pressures in other budget areas, such as new or modernized weapons assistance. There can be no assurance, however, that the Department of Defense will outsource significant amounts of additional work to entities such as the Company or that federal budgetary pressures will not adversely affect the Company.

Litigation and Contingencies

    The Company is involved in a variety of legal proceedings and environmental matters. Although the Company presently believes that the resolution of these matters will not have a material adverse impact on the operating results, liquidity or financial condition of the Company, there can be no assurance as to the final resolution of these matters.

Payment of Dividends and Redemption

    The payment of cash dividends on the Company's Common Stock, the Series B Preferred Stock and the Series C Preferred Stock as well as the redemption of the Company's Common Stock, the Series B Preferred Stock and the Series C Preferred Stock is limited by the terms and provisions of the indenture pursuant to which the Company's 11% Senior Subordinated Notes Due 2006 were issued (the "Senior Subordinated Indenture") and the indenture pursuant to which the Company's 9-1/8% Senior Notes Due 2003 were issued (the "Senior Indenture" and, together with the Senior Subordinated Indenture, the "Indentures") as well as the Company's Revolving Credit Facility. While the Company is presently able to pay cash dividends on the Series B Preferred Stock under the terms of those Indentures, there can be no assurance that (i) the Company will continue to be able to pay cash dividends on Series B Preferred Stock, (ii) the Company will be able to pay cash dividends on any shares of Series C Preferred Stock it may issue from time to time, or (iii) the Company will be able to redeem its shares of Series B and Series C Preferred Stock in the future. Also, the Company does not currently contemplate paying any dividends on its Common Stock in the foreseeable future and, accordingly, purchasers of shares of the Company's Common Stock should not expect to receive any dividends on such shares. See "Description of Capital Stock--Agreements Limiting the Company's Ability to Pay Dividends and to Redeem its Capital Stock."


                                USE OF PROCEEDS

    The Selling Holders will receive all of the net proceeds from the resales of the Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares, and the Company will not receive any of the proceeds from such sales.


                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

    For the fiscal years ended December 31, 1992, 1993 and 1995, the Company's ratios of earnings to combined fixed charges and preferred dividends were 1.86,
1.46 and 1.11, respectively. For the quarter ended September 30, 1996, the Company's ratio of earnings to combined fixed charges and preferred dividends was 1.21. For the fiscal years ended December 31, 1991 and 1994, the Company's earnings were insufficient to cover combined fixed charges and preferred dividends by $26.6 million and $81.7 million, respectively.

                         DESCRIPTION OF CAPITAL STOCK

    The description of certain powers, preferences and rights of the Company's Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Certificate of Incorporation, including the Certificates of Designation of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and the related Rights Agreement and the Stock Purchase Agreement, each of which is incorporated by reference in the Registration Statement of which this Prospectus is a part.

General

    The Company's authorized capital consists of 50,000,000 shares of Common Stock and 12,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). The Company has designated and authorized 250,000 shares of its Preferred Stock as Series B Preferred Stock and 250,000 shares of its Preferred Stock as Series C Preferred Stock, which rank with respect to dividend rights, liquidation rights, winding up and dissolution on parity with one another and prior to any other equity securities of the Company, including any other series of Preferred Stock, whether currently authorized or hereafter created. The Company has also designated and authorized 250,000 shares of its Preferred Stock as Series A Preferred Stock. Shares of the Company's Series A Preferred Stock may be issued from time to time pursuant to rights which cover the shares of the Company's Common Stock and Series B Preferred Stock as more fully described below. See "Description of Capital Stock--Rights Agreement--
Series A Preferred Stock."   As of September 30, 1996, there were issued and
outstanding 18,252,568 shares of Common Stock and 250,000 shares of the Series B Preferred Stock.

Agreements Limiting the Company's Ability to Pay Dividends and to Redeem its Capital Stock

    The Senior Subordinated Indenture. Pursuant to the Senior Subordinated Indenture, the Company will not, and will not permit any of its subsidiaries to, directly or indirectly, among other things, declare or pay any dividend or make any distribution on account of the Company's capital stock (including the Common Stock, the Series B Preferred Stock and the Series C Preferred Stock) or make certain other restricted payments (collectively, the "Restricted Payments"), other than dividends or distributions payable in Equity Interests (as hereinafter defined) of the Company, if at the time of such Restricted Payment:
(i) a Default or Event of Default (as defined) shall have occurred and be continuing or shall occur as a consequence thereof; or (ii) the Company shall not be able to incur at least $1.00 of additional indebtedness (as defined) pursuant to limitations on additional indebtedness covenants set forth in the Senior Subordinated Indenture; or (iii) such Restricted Payment, together with the aggregate of all Restricted Payments made after May 30, 1996 exceeds the sum of (x) 50% of the amount of the Consolidated Net Income (as defined) of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter immediately after May 30, 1996 to the end of the Company's most recently ended quarter at the time of such Restricted Payment (or, if Consolidated Net Income for such period is negative, 100% of such accumulated amount) plus (y) 100% of the aggregate net cash payments received by the Company from the issue or sale after the date of the applicable Indenture of capital stock of the Company (other than certain types of securities, including the Series B Preferred Stock) or any Indebtedness (as defined) or other security convertible into or exercisable for any such capital stock (other than certain securities) that has been so converted or exercised, the sum of (x) and (y) hereafter referred to as the "Earned Amount." "Equity Interests" means capital stock, or other equity interests or warrants, options or other rights to acquire, or that are measured in relation to, capital stock or other equity interests (but excluding any debt security that is convertible into, or exchangeable for, capital stock).

    Notwithstanding the foregoing, the requirement that the Company be able to incur at least $1.00 of additional Indebtedness pursuant to the limitation on additional Indebtedness provisions in the Senior Subordinated Indenture will not apply to the Company's ability to make Restricted Payments in the form of dividends on the Series B Preferred Stock and the Series C Preferred Stock. Moreover, notwithstanding anything to the contrary, the Senior Subordinated Indenture does not prohibit the payment of cash dividends on the Series B Preferred Stock or the Series C Preferred Stock in an aggregate amount not to exceed $2,125,000 in any fiscal year; provided, however, that such restrictions will become applicable as of the end of the fiscal quarter during which the Earned Amount first equals $10 million.

    The Senior Indenture. The Senior Indenture contains a restricted payment covenant that is substantially similar to the restricted payment covenant set forth in the Senior Subordinated Indenture. The Senior Indenture includes the express permission to pay up to $2,125,000 in dividends on the Series B Preferred Stock and the Series C Preferred Stock in the aggregate during any fiscal year until the Earned Amount first equals $10 million. Unlike the Senior Subordinated Indenture, however, the Senior Indenture provides that (i) the period (taken as one accounting period) in which the Company's Consolidated Net Income (or if Consolidated Net Income for such period is negative, 100% of such accumulated amount) and proceeds from the sale of certain types of capital stock is to be measured for purposes of calculating the Earned Amount, commences July 15, 1993, and (ii) the proceeds realized from the Company's issuance of Series B Preferred Stock are included for purposes of calculating the Earned Amount. Further, unlike the provisions of the Senior Subordinated Indenture, the Senior Indenture does require that, after the Earned Amount first equals $10 million, the Company must be able to incur at least $1.00 of additional Indebtedness pursuant to the limitation on additional Indebtedness in order to pay cash dividends on Series B Preferred Stock and Series C Preferred Stock.

    Because the express permission to pay up to $2,125,000 in dividends on the Series B Preferred Stock or Series C Preferred Stock in the aggregate during any fiscal year terminates at the end of the fiscal quarter during which the Earned Amount first equals $10 million, the Company may be prohibited from paying cash dividends on the Series B Preferred Stock and the Series C Preferred Stock thereafter if it is unable to satisfy the conditions to declaring and paying such dividends contained in the Indentures.

    Revolving Credit Facility. The Company's Revolving Credit Facility contains provisions which prohibit the Company from declaring or paying any cash dividends upon any of its capital stock (including the Company's Common Stock, Series B Preferred Stock and Series C Preferred Stock) or from redeeming or otherwise acquiring any such shares of its capital stock. The Revolving Credit Facility provides that as long as no defaults exist under the Revolving Credit Facility, the Company may redeem or acquire its capital stock from its shareholders provided that the aggregate amount paid by the Company in connection with any such redemptions shall not exceed $500,000 in the aggregate during the time that the Revolving Credit Facility is in effect. Further, provided there are no defaults or events of default in existence under the Revolving Credit Facility after giving effect to the payment of such dividends, the Company may pay up to $2,125,000 in the aggregate in dividends on Series B Preferred Stock and Series C Preferred Stock in any fiscal year.

    The Revolving Credit Facility contains numerous covenants and agreements the breach of which would constitute an event of default, including the financial covenants summarized below. The Revolving Credit Facility provides that the Company will not permit:

    1. Tangible net worth at the end of any fiscal quarter to be less than the following amounts during the following periods:

                                                 Minimum Tangible
                  Fiscal Period                      Net Worth
                  -------------                   ----------------

                  09/30/96 to 12/30/96            $(58,000,000)
                  12/31/96 to 12/30/97            $(58,000,000)
                  12/31/97 to 12/30/98            $(38,500,000)
                  12/31/98 to 12/30/99            $ 12,500,000
                  12/31/99 and thereafter         $ 50,000,000

    2. The ratio of Total Debt to Operating Cash Flow (for the four fiscal quarter period then ending), measured at the end of each fiscal quarter, to exceed the following amounts during the following periods:

                  Fiscal Period                         Ratio
                  -------------                         -----

                  09/30/96 to 12/30/96                  9.5 to 1
                  12/31/96 to 03/30/97                  7.0 to 1
                  03/31/97 to 06/29/97                  6.0 to 1
                  06/30/97 and thereafter               5.0 to 1

    3. The ratio of (a) Operating Cash Flow less capital expenditures that are not financed to (b) total debt service plus payments under capital leases (measured at the end of the fiscal quarter and calculated on a rolling four fiscal quarters basis) to be less than the following amounts during the following periods:

                  Fiscal Period                         Ratio
                  -------------                         -----

                  09/30/96 to 12/30/96                  1.00 to 1
                  12/31/96 to 03/30/97                  1.05 to 1
                  03/31/97 and thereafter               1.10 to 1

In the event the Company breaches any of the foregoing financial covenants or otherwise is in default under the Revolving Credit Facility, the Company would not be able to pay dividends (other than certain stock dividends) on any class of equity securities, including the Series B Preferred Stock and the Series C Preferred Stock.

    If the Company is prevented from paying cash dividends on the Series B Preferred Stock by reason of the provisions contained in the Indentures or the Revolving Credit Facility, dividends on the Series B Preferred Stock would be paid in shares of Series C Preferred Stock, as more fully described below.

Common Stock

    All shares of Common Stock currently outstanding are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable, not subject to redemption, and without pre-emptive or other right to subscribe for or purchase any proportionate part of any new or additional issues of stock of any class or of securities convertible into stock of any class other than with respect to those rights arising from the Rights Agreement described below. The holders of shares of Common Stock are entitled, subject to liquidation preferences in favor of holders of the Series B Preferred Stock and the Series C Preferred Stock and any person who hereafter may become the holder of any shares of any other series of Preferred Stock, to share ratably in the assets of the Company available for distribution in the event of liquidation. The shares of Common Stock do not have cumulative voting rights. Subject to such rights to vote as are granted by law and the Company's Certificate of Incorporation to the holders of the Series B Preferred Stock and the holders of the Series C Preferred Stock to vote as a class with respect to certain matters, holders of shares of Common Stock have the exclusive right to vote on all matters submitted to the shareholders for a vote, and in exercising such voting rights such holders are entitled to one vote for each share held.

    Subject to the payment of dividends on the Series B Preferred Stock, the Series C Preferred Stock and on any other series of Preferred Stock having preferred dividend rights, holders of shares of Common Stock are entitled to share ratably in all dividends declared on the Common Stock by the Board of Directors out of funds legally available therefor; provided, however, whenever any share of the Series C Preferred Stock is issued and outstanding, the Company may not (i) make or pay any cash dividends, distributions or other cash payments of any type on or with respect to any Junior Security (as hereinafter defined) or
(ii) redeem for cash (in whole or in part) any Junior Security. Future dividends necessarily will depend upon the Company's earnings, financial condition and other factors, including compliance with the terms and conditions of the Indentures, the Revolving Credit Facility and other credit agreements to which the Company may be a party, and the payment of dividends on the outstanding shares of Series B Preferred Stock and any Series C Preferred Stock that may be issued. In the event that dividends on the shares of Series B Preferred Stock or Series C Preferred Stock are in arrears, thereafter and until all accrued but unpaid dividends on the shares of Series B Preferred Stock or Series C Preferred Stock shall have been paid in full the Company may not declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration, any shares of Common Stock. As noted above, the Company does not currently contemplate paying any dividends on its Common Stock in the foreseeable future and, accordingly, purchasers of shares of the Company's Common Stock should not expect to receive any dividends on such shares.

Series B Preferred Stock

    Rank. The Series B Preferred Stock shall, with respect to dividends and the distribution of assets on liquidation, rank (a) on a parity with the Series C Preferred Stock, and (b) prior to the Common Stock, every other class of stock of the Company hereafter created and any series of Preferred Stock other than the Series C Preferred Stock. The Common Stock and each other class and series of equity securities other than the Series B Preferred Stock and the Series C Preferred Stock are hereinafter collectively referred to as the "Junior Securities."

    Dividends. Holders of the Series B Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, cumulative dividends at an annual rate of $8.50 per share to be paid pro rata to such holders, quarterly, in arrears, such payments to be made on the last business day of each calendar quarter (each of such dates being a "Dividend Payment Date"). Such dividends shall be paid to the holders of record at the close of business on the date that is 10 business days before the Dividend Payment Date. Each of such quarterly dividends (whether payable in cash or in stock) shall be fully cumulative and shall accrue (whether or not declared), without interest, from the date of issuance.

    Dividends may be paid in cash or shares of the Series C Preferred Stock or both, at the option of the Company, except that if the Company is not a party to a Restrictive Agreement (i.e., an agreement which by its terms restricts the payment of dividends in cash) dividends will be paid in cash. If dividends are paid by issuing shares of the Series C Preferred Stock, such shares shall be valued at $100.00 per share for the purpose of paying such dividend. If the Company pays a PIK Dividend at any time after the third anniversary of the issuance of the Series B Preferred Stock, the annual dividend rate will increase, in the case of PIK Dividends, to $9.50 per share. If the Company pays a PIK Dividend at any time after the fourth anniversary of the date of issuance, the annual dividend rate will increase, in the case of PIK Dividends, to $10.50 per share. If the Company pays a PIK Dividend at any time after the fifth anniversary of the date of issuance, the annual dividend rate will increase, in the case of PIK Dividends, to $11.00 per share. Notwithstanding the foregoing, dividend payments, or any portion thereof, paid in cash will be at the annual rate of $8.50 per share.

    No full cash dividends shall be declared or paid or set apart for payment on the Series C Preferred Stock for any period unless full cumulative cash dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series B Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such dividends. If any cash dividends are not paid in full, as aforesaid, upon the shares of Series B Preferred Stock and the Series C Preferred Stock, all cash dividends declared upon shares of the Series B Preferred Stock and the Series C Preferred Stock shall be declared pro rata so that the amount of cash dividends declared per share on the Series B Preferred Stock and the Series C Preferred Stock shall in all cases bear to each other the same ratio that accrued cash dividends per share on the Series B Preferred Stock and the Series C Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

    As noted above, the Company is currently a party to various Indentures and a Revolving Credit Facility which contain provisions limiting substantially the Company's ability to pay dividends on Series B Preferred Stock. Accordingly, there can be no assurance that the Company will be able to pay cash dividends on its outstanding shares of Series B Preferred Stock in the future.

    Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount in cash equal to $100.00 for each share outstanding, plus an amount in cash equal to all accrued but unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up, before any payment shall be made or any assets distributed to the holders of any Junior Securities. If the assets of the Company are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of the Series B Preferred Stock and the Series C Preferred Stock, then the holders of all such shares shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the holders of outstanding shares of the Series B Preferred Stock and the Series C Preferred Stock are entitled were paid in full.

    Neither the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company or the consolidation or merger of the Company with one or more other corporations shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, unless such voluntary sale, conveyance, lease, exchange or transfer shall be in connection with a dissolution or winding up of the business of the Company.

    Redemption. Commencing after the Effective Date (as defined below), the Company at its option may redeem, to the extent funds are legally available therefor, the Series B Preferred Stock, at any time in whole or from time to time in part, at the per share redemption price equal to $100.00 plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest (the "Redemption Price"). "Effective Date" shall mean, the last day of any 90 consecutive calendar day period that occurs after the fourth anniversary of the Date of Issuance in which the last reported sales price regular way for the Common Stock of the Company on the New York Stock Exchange (or any other national securities exchange or NASDAQ on which the Common Stock is listed or quoted) on all trading days in that period is at least equal to 200% of the Conversion Price. The Company may not optionally redeem the Series B Preferred Stock, in whole or in part, without first redeeming all outstanding shares of the Series C Preferred Stock.

    Unless the Company is prohibited by the terms of any restrictive agreement from redeeming any shares of the Series B Preferred Stock, in the event of any Change in Control (as defined below) with respect to the Company, each holder of the Series B Preferred Stock may, from time to time, require the Company to, and the Company shall, redeem any number of the shares of the Series B Preferred Stock held by it for the Redemption Price upon 30 days prior written notice. "Change in Control" means (A) any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) which will result in the Company's shareholders immediately prior to such transaction not holding (by virtue of such shares or securities issued solely with respect thereto) at least 50% of the voting power of the surviving or continuing entity, (B) a sale of all or substantially all of the assets of the Company, unless the Company's shareholders immediately prior to such sale will, as a result of such sale, hold (by virtue of securities issued as consideration for the Company's sale) at least 50% of the voting power of the purchasing entity, or (C) during any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of the Company shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

    Notwithstanding the foregoing, unless the full cumulative dividends on all outstanding shares of the Series B Preferred Stock shall have been paid or contemporaneously are declared and paid for all past dividend periods, none of the shares of the Series B Preferred Stock may be redeemed unless all outstanding shares of the Series B Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire (except pursuant to the procedure for redemption as discussed below) any shares of Series B Preferred Stock; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of the Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Series B Preferred Stock.

    As noted above, the Company is currently a party to various Indentures and a Revolving Credit Facility which contain provisions limiting the Company's ability to redeem Series B Preferred Stock. Accordingly, there can be no assurance that the Company will be able to redeem its outstanding shares of Series B Preferred Stock in the future.

    Procedure for Redemption. In the event that fewer than all the outstanding shares of the Series B Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by the Board of Directors and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors.

    In the event the Company shall redeem shares of the Series B Preferred Stock, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the date of redemption (the "Redemption Date"), to each holder of record of the shares to be redeemed at such holder's address as the same appears on the stock register of the Company; provided, however, that no failure to mail such notice or any defect therein shall affect the validity of the proceeding for the redemption of any shares of the Series B Preferred Stock to be redeemed except as to the holder to whom the Company has failed to mail said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the Redemption Date; (ii) the number of shares of the Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed from such holder, the number of shares to be redeemed from such holder; (iii) the Redemption Price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such Redemption Date.

    Upon proper notice of redemption, from and after the Redemption Date (unless default shall be made by the Company in providing money for the payment of the Redemption Price of the shares called for redemption) dividends on the shares of the Series B Preferred Stock so called for redemption shall cease to accrue, and said shares will no longer be deemed to be outstanding and shall have the status of authorized but unissued shares of Preferred Stock, unclassified as to series, and shall not be reissued as shares of the Series B Preferred Stock, and all rights of the holders thereof as shareholders of the Company with respect to said shares (except the right to receive from the Company the Redemption Price) will cease. Upon surrender in accordance with such notice of the certificates for any shares so redeemed (properly indorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such shares shall be redeemed by the Company at the Redemption Price.
In case fewer than all the shares represented by any such certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder thereof.

    Conversion. Unless previously redeemed by the Company, the holders of the shares of the Series B Preferred Stock will have the right, at such holders' option, at any time and from time to time, to convert such shares into fully paid and non-assessable shares of Common Stock of the Company. The number of shares of the Common Stock issuable upon conversion of each share of the Series B Preferred Stock shall be equal to $100.00 divided by the Conversion Price (as hereinafter defined) in effect at the time of conversion. The price at which shares of Common Stock shall be delivered upon conversion (the "Conversion Price") is currently $7.00, subject to certain adjustments. The right to convert shares called for redemption will terminate at the close of business on the date fixed for such redemption unless the Company defaults in making payment of the amount payable upon such redemption.

    The holders of shares of the Series B Preferred Stock at the close of business on a dividend payment record date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend

Payment Date notwithstanding the conversion thereof or the Company's default in payment of the dividend due on such Dividend Payment Date. However, shares of Series B Preferred Stock surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on such Dividend Payment Date. A holder of shares of Series B Preferred Stock on a dividend payment record date who (or whose transferee) surrenders any of such shares for conversion into shares of the Common Stock on a Dividend Payment Date will receive the dividend payable by the Company on such shares of the Series B Preferred Stock on such date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of the Series B Preferred Stock for conversion. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of the Common Stock issued upon such conversion.

    In order to exercise the conversion privilege, the holders of each share of the Series B Preferred Stock to be converted must surrender the certificate representing such share at the office of the transfer agent for the Series B Preferred Stock, appointed for such purpose by the Company, with the notice of election to convert on the back of said certificate completed and signed.
Unless the shares of the Common Stock issuable on conversion are to be issued in the same name in which such share of the Series B Preferred Stock is registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Company, duly executed by the holder or such holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax. As promptly as practicable after the surrender of the certificates for shares of the Series B Preferred Stock, the Company shall issue and shall deliver at such office to such holder, or on his written order, a certificate or certificates for the number of full shares of the Conversion Shares.

    Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of the Series B Preferred Stock shall have been surrendered and such notice is received by the Company, and the person or persons in whose name or names any certificate or certificates for shares of the Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date, unless the stock transfer books of the Company shall be closed on that date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such stock transfer books are open, and such notice is received by the Company. All shares of the Common Stock delivered upon conversion of the Series B Preferred Stock will upon delivery be duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

    The Conversion Price in effect at any time and the number and kind of securities issuable upon the conversion of each share of Series B Preferred Stock shall be subject to adjustment from time to time upon the happening of certain events or actions taken by the Company, as follows: (i) upon the Company's payment of a PIK Dividend after the third anniversary of the date of issuance of the Series B Preferred Stock, the Conversion Price will be reduced by 5%, provided that such a reduction in the Conversion Price may be made only once; (ii) the Company's payment of a dividend distribution on its Common Stock in shares of its Common Stock, subdivision of its outstanding Common Stock, combination of its outstanding Common Stock into a smaller number of shares, or issuance of any shares by reclassification of its Common Stock (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation); (iii) the Company's issuance of rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock (or securities convertible into Common Stock) at a price per share (or having a conversion price per share) less than the Conversion Price in effect on the record date with respect to such issuance;
(iv) the Company's distribution to all holders of its Common Stock shares of stock other than Common Stock or evidences of its indebtedness or assets (excluding cash dividends or distributions out of retained earnings and dividends or distributions referred to in paragraph (ii) above); (v) with certain exceptions, the Company's issuance of shares of its Common Stock for a consideration per share of Common Stock less than the Conversion Price in effect on the date the Company fixes or has fixed the offering, conversion, exchange or exercise price of such additional shares; (vi) the Company's issuance of any securities convertible into or exchangeable for its Common Stock for a consideration per share of Common Stock initially deliverable upon conversion or exchange of such securities less than the Conversion Price in effect on the issuance date of such securities; or (vii) the Company's participation in a consolidation, merger or combination with another corporation (other than with a wholly-owned subsidiary of the Company and other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock) or in case of any sale or transfer of all or substantially all of the assets of the Company, as a result of which holders of the Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or any share exchange whereby the Common Stock is converted into other securities or property of the Company, then as a condition to the consummation of such transaction, lawful and adequate provision will be made so that the holder of each share of the Series B Preferred Stock then outstanding shall have the right, with respect to such shares of Series B Preferred Stock, to receive stock, other securities or property or assets (including cash) or any combination thereof, having a value equal to the value of the stock, other securities, property and assets (including cash) which such holder would have been entitled to receive upon such consolidation, merger, combination, sale or transfer, or exchange, if such holder had held the Common Stock issuable upon the conversion of such shares of Series B Preferred Stock immediately prior to such consolidation, merger, combination, sale or transfer, or exchange.

    No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least $.10 in such price, provided, however, that any adjustments not required to be made shall be carried forward and taken into account in any subsequent adjustment.

    Voting. There are no voting rights granted to holders of the Series B Preferred Stock other than those expressly required by law and as described below. Whenever dividends are in arrears and remain unpaid for six or more dividend payment dates, the holders of the Series B Preferred Stock will have the exclusive right to appoint one additional director to the board of directors of the Company to serve until all accrued but unpaid dividends have been paid in full. In addition, and whether or not dividends are in arrears, the affirmative vote of the holders of a majority of the Series B Preferred Stock, voting as a class, are required in order for the Company to (i) create, authorize or issue any shares of any class of senior or parity dividend or liquidation stock or having class voting rights except as required by the General Corporation Law of the State of Delaware or voting rights in excess of one vote per share, (ii) amend, alter or repeal any provision of the Certificate of Incorporation of the Company if such amendment, alteration or repeal has a material adverse affect on the rights of the Series B Preferred Stock, or (iii) declare any reverse stock dividend with regard to the Series B Preferred Stock or otherwise reduce the number of outstanding shares of the Series B Preferred Stock except as permitted by the Certificate of Incorporation of the Company; provided that the affirmative vote of the holders of two-thirds of the shares of the Series B Preferred Stock is required to amend, alter or repeal any provision of the Certificate of Incorporation of the Company that would adversely affect the rights of the Series B Preferred Stock holders with respect to dividends, liquidation, conversion or voting. In all cases where the holders of the Series B Preferred Stock exercise a right to vote, each share thereof is entitled to one vote.

    A special meeting of holders of the Series B Preferred Stock (or a request for a vote by written consent without a meeting) to approve or disapprove any action of the Company on which the holders of the Series B Preferred Stock are entitled to vote as a separate class may be called by the Secretary of the Company or by the holder(s) of 25% or more of the outstanding shares of the Series B Preferred Stock on written notice to the address of each holder thereof as it appears on the records of the Company deposited in the U.S. mail, all charges prepaid, at least 10 but no more than 60 days prior to the applicable vote. The record date for determination of the holders of the Series B Preferred Stock entitled to vote by written consent or at a meeting shall be set by the Company's Board of Directors, and only holders who are holding of record on the stock register of the Company on that date will be entitled to participate in such vote. At any time at which any share of the Series B Preferred Stock has been issued and is outstanding, no proposal for the Company to take any action described above shall be adopted, nor shall the Company be authorized to take any such action, unless the holders of at least two-thirds of the outstanding shares of the Series B Preferred Stock voting as a separate class vote in favor of such proposal.

    Copies of all notices sent to the holders of Common Stock will be simultaneously sent to each holder of the Series B Preferred Stock. No consent of the holders of the Series B Preferred Stock, except to the extent such holders are entitled to vote together with the holders of the Preferred Stock or Common Stock, shall be required for (i) the creation, authorization or issuance of any indebtedness of any kind of the Company, (ii) the creation, authorization or issuance of any other class of stock of the Company subordinate as to dividends and upon liquidation to the Series B Preferred Stock, (iii) any increase or decrease in the amount of authorized Common Stock or Preferred Stock or any increase, decrease or change in the par value thereof, or (iv) any increase in the amount of the Series C Preferred Stock for the purpose of paying dividends in shares of Series C Preferred Stock as provided herein, and none of the foregoing shall be deemed to affect adversely the powers, special rights or preferences of holders of the Series B Preferred Stock.

    Board Representation. Pursuant to the terms of the Stock Purchase Agreement, the Company is obligated to take all action necessary to cause one person nominated by the Purchasers holding a majority of the Series B Preferred Stock to be nominated for election to the Board of Directors of the Company and to recommend the Purchasers' nominee in the same manner as all other nominees of the Company, provided that the Company shall have the right to reject certain nominees of the Purchasers. The foregoing obligation of the Company will be in effect only for so long as the original Purchasers of the Series B Preferred Stock hold shares of the Series B Preferred Stock or Conversion Shares representing 10% of the shares of the Company's Common Stock issued and outstanding after giving effect to the pro forma conversion of all outstanding Series B Preferred Stock.

Series C Preferred Stock

    Rank. The Series C Preferred Stock shall, with respect to dividends and the distribution of assets on liquidation, rank (a) on a parity with the Series B Preferred Stock, and (b) prior to the Junior Securities.

    Dividends. The holders of the shares of Series C Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative dividends at the annual rate of $8.50 per share in equal quarterly payments on the last business day of each calendar quarter (each of such dates being a "Dividend Payment Date"), commencing with the last day of the calendar quarter in which the shares of Series C Preferred Stock are issued, in preference to dividends on the Junior Securities (as defined). Such dividends shall be paid to the holders of record at the close of business on the date which is 10 business days prior to the Dividend Payment Date. Each of such quarterly dividends shall be fully cumulative and shall accrue (whether or not declared), without interest, from the Date of Issuance. Any dividend payments due with respect to the Series C Preferred Stock on any Dividend Payment Date shall be made in cash. All such dividends paid with regard to shares of Series C Preferred Stock shall be paid pro rata to the holders entitled thereto.

    No full cash dividends shall be declared or paid or set apart for payment on the Series B Preferred Stock for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series C Preferred Stock for all dividend payment periods terminating on or prior to the date of payment of such dividends. If any cash dividends are not paid in full upon the shares of the Series C Preferred Stock and the Series B Preferred Stock, all cash dividends declared upon shares of the Series C Preferred Stock and the Series B Preferred Stock shall be declared pro rata so that the amount of cash dividends declared per share on the Series C Preferred Stock and the Series B Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series C Preferred Stock and Series B Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be in arrears.

    Whenever dividends or distributions payable on the Series C Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Preferred Stock outstanding shall have been paid in full, the Company shall not (A) declare or pay dividends, or make any other distributions, on any Junior Securities (either as to dividends or upon liquidation, dissolution or winding up); or (B) redeem or purchase or otherwise acquire for consideration shares of any Junior Securities (either as to dividends or upon liquidation, dissolution or winding up), provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such Junior Securities in exchange for shares of any other Junior Securities. Subject to the foregoing, the Board of Directors of the Company may declare, and the Company may pay or set apart for payment, dividends and other distributions on any of the Junior Securities, and may purchase or otherwise redeem any of the Junior Securities or any warrants, rights or options exercisable for or convertible into any of the Junior Securities, and the holders of the shares of Series C Preferred Stock shall not be entitled to share therein.

    As noted above, the Company is currently a party to various Indentures and a Revolving Credit Facility which contain provisions limiting substantially the Company's ability to pay dividends on Series C Preferred Stock. Accordingly, there can be no assurance that the Company will be able to pay cash dividends on any shares of Series C Preferred Stock it may issue from time to time in the future.

    Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of the Series C Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount in cash equal to $100.00 for each share outstanding, plus an amount in cash equal to all accrued but unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up, before any payment shall be made or any assets distributed to the holders of any of the Junior Securities. If the assets of the Company are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of the Series C Preferred Stock and the Series B Preferred Stock, then the holders of all such shares shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the holders of outstanding shares of the Series C Preferred Stock and the Series B Preferred Stock are entitled were paid in full. The liquidation payment with respect to each fractional share of the Series C Preferred Stock outstanding or accrued but unpaid shall be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of the Series C Preferred Stock.

    For the purposes of the liquidation preferences, neither the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company or the consolidation or merger of the Company with one or more other corporations shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, unless such voluntary sale, conveyance, lease, exchange or transfer shall be in connection with a dissolution or winding up of the business of the Company.

    Redemption. The Company at its option may redeem, to the extent funds are legally available therefor, the Series C Preferred Stock, at any time in whole or from time to time in part, at the per share redemption price equal to $100.00 plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest (the "Redemption Price"). The Company may not optionally redeem the Series B Preferred Stock, in whole or in part, without first redeeming all outstanding shares of the Series C Preferred Stock at the Redemption Price.

    Unless the Company is prohibited by the terms of any restrictive agreement from redeeming any shares of the Series C Preferred Stock, in the event of any Change in Control (as defined) with respect to the Company, each holder of the Series C Preferred Stock may, from time to time, require the Company to, and the Company shall, redeem any number of the shares of Series C Preferred Stock held by it for the Redemption Price upon 30 days prior written notice.

    Notwithstanding the foregoing, unless the full cumulative dividends on all outstanding shares of the Series C Preferred Stock shall have been paid or contemporaneously are declared and paid for all past dividend periods, none of the shares of the Series C Preferred Stock shall be redeemed unless all outstanding shares of the Series C Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire (except as provided in the Certificate of Incorporation of the Company) any shares of the Series C Preferred Stock; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of the Series C Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of the Series C Preferred Stock.

    As noted above, the Company is currently a party to various Indentures and a Revolving Credit Facility which contain provisions limiting the Company's ability to pay dividends on Series C Preferred Stock. Accordingly, there can be no assurance that the Company will be able continue to pay cash dividends on any shares of Series C Preferred Stock it may issue from time to time in the future.

    Procedure for Redemption. In the event that fewer than all the outstanding shares of the Series C Preferred Stock are to be redeemed, the number of shares to be redeemed shall be determined by the Board of Directors of the Company and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board of Directors.

    In the event the Company shall redeem shares of the Series C Preferred Stock, notice of such redemption shall be given by first class mail, postage prepaid, mailed not less than 30 days nor more than 60 days prior to the date of redemption (the "Redemption Date"), to each holder of record of the shares to be redeemed at such holder's address as the same appears on the stock register of the Company; provided, however, that no failure to mail such notice or any defect therein shall affect the validity of the proceeding for the redemption of any shares of the Series C Preferred Stock to be redeemed except as to the holder to whom the Company has failed to mail said notice or except as to the holder whose notice was defective. Each such notice shall state: (i) the Redemption Date; (ii) the number of shares of the Series C Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed from such holder, the number of shares to be redeemed from such holder; (iii) the Redemption Price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such Redemption Date.

    Upon proper notice duly given, from and after the Redemption Date (unless default shall be made by the Company in providing money for the payment of the Redemption Price of the shares called for redemption) dividends on the shares of the Series C Preferred Stock so called for redemption shall cease to accrue, and said shares shall no longer be deemed to be outstanding and shall have the status of authorized but unissued shares of Preferred Stock, unclassified as to series, and shall not be reissued as shares of the Series C Preferred Stock (unless reissued as a stock dividend on the Series C Preferred Stock or Series B Preferred Stock), and all rights of the holders thereof as shareholders of the Company with respect to said shares (except the right to receive from the Company the Redemption Price) shall cease. Upon surrender in accordance with said notice of the certificates for any shares so redeemed (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such shares shall be redeemed by the Company at the Redemption Price. In case fewer than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.

    Voting Rights. The holders of record of shares of Series C Preferred Stock are not entitled to any voting rights except as provided in the Certificate of Incorporation of the Company or except as expressly required by applicable law. So long as any shares of the Series C Preferred Stock are outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the outstanding shares of the Series C Preferred Stock, voting as a class (i) create, authorize or issue any shares of any other class of senior or parity dividend stock or senior or parity liquidation stock or having class voting rights except as required by the General Corporation Law of the State of Delaware or voting rights in excess of one vote per share, (ii) amend, alter or repeal, whether by merger, consolidation or otherwise, the Company's Certificate of Incorporation if the amendment, alteration or repeal materially and adversely affects the powers, preferences or special rights of the Series C Preferred Stock, or (iii) declare any reverse stock dividend with respect to the Series C Preferred Stock or otherwise reduce the number of outstanding shares of the Series C Preferred Stock other than in accordance with the Certificate of Incorporation of the Company; provided, however, that the approval of not less than two-thirds of the outstanding shares of the Series C Preferred Stock, voting as a class, shall be required to amend, alter, or repeal any of the provisions of the Certificate of Incorporation of the Company that would adversely affect the dividend provisions, liquidation rights, conversion terms, or voting rights of the Series C Preferred Stock or the holders thereof.

    A special meeting of holders of the Series C Preferred Stock (or a request for a vote by written consent without a meeting) to approve or disapprove any action of the Company on which the holders of the Series C Preferred Stock are entitled to vote as a separate class by law or pursuant to the Certificate of Incorporation of the Company may be called by the Secretary of the Corporation or by the holders of 25% or more of the outstanding shares of the Series C Preferred Stock on written notice to the address of each holder thereof as it appears on the records of the Company deposited in the U.S. mail, all charges prepaid, at least 10 but no more than 60 days prior to the applicable vote. The record date for determination of the holders of the Series C Preferred Stock entitled to vote by written consent or at a meeting shall be set by the Company's Board of Directors, and only holders who are holding of record on the stock register of the Company on that date will be entitled to participate in such vote. At any time at which any share of Series C Preferred Stock has been issued and is outstanding, no proposal for the Company to take any action as described herein shall be adopted, nor shall the Company be authorized to take any such action, unless the holders of at least two-thirds of the outstanding shares of the Series C Preferred Stock voting as a separate class vote in favor of such proposal.

    Copies of all notices sent to the holders of the Common Stock shall be simultaneously sent to each holder of the Series C Preferred Stock. In exercising the voting rights, each share of Series C Preferred Stock shall have one vote per share.

    The Certificate of Designation relating to the Series C Preferred Stock provides that no consent of the holders of the Series C Preferred Stock, except to the extent such holders are entitled to vote together with the holders of the Series B Preferred Stock or Common Stock, shall be required for (i) the creation, authorization or issuance of any indebtedness of any kind of the Company, (ii) the creation, authorization or issuance of any other class of stock of the Corporation subordinate as to dividends and upon liquidation to the Series C Preferred Stock, or (iii) any increase or decrease in the amount of authorized Common Stock or Series B Preferred Stock or any increase, decrease or change in the par value thereof, and none of the foregoing shall be deemed to affect adversely the powers, special rights or preferences of holders of the Series C Preferred Stock.

    Business Combinations. In case the Company is a participant in a consolidation, merger or combination with another corporation (other than with a wholly-owned subsidiary of the Company and other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock) or in case of any sale or transfer of all or substantially all of the assets of the Company, as a result of which holders of the Common Stock shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Stock, or any share exchange whereby the Common Stock is converted into other securities or property of the Company, then as a condition to the consummation of such transaction, lawful and adequate provision shall be made so that the holder of each share of Series C Preferred Stock then outstanding shall have the right to receive stock, other securities or property or assets (including cash) or any combination thereof, having a value equal to the product of (a) the quotient obtained by dividing (x) $100 plus all accrued and unpaid dividends, whether or not declared, on the Series C Preferred Stock by (y) the then existing Conversion Price for the Series B Preferred Stock (as adjusted to give effect to such transaction), and (b) the value of the stock, other securities, property and assets (including cash) which each holder of one share of Common Stock is entitled to receive upon such consolidation, merger, combination, sale or transfer, or exchange.

Rights Agreement--Series A Preferred Stock

    The Company has a Rights Agreement pursuant to which, under certain conditions, each shareholder has share purchase rights for each outstanding share of Common Stock of the Company. The Company has reserved

250,000 shares of Series A Preferred Stock for possible issuance upon exercise of the rights. The purpose of the Rights Agreement is to deter coercive or unfair takeover tactics and to prevent a potential purchaser from gaining control of the Company without offering a fair price to all of the Company's shareholders.

    Under the Rights Agreement, each outstanding share of the Company's Common Stock includes a preferred share purchase right (a "Right") expiring on October 19, 1997. Each share of Series B Preferred Stock also includes that number of Rights to which it would be entitled upon conversion into shares of Common Stock. Each Right entitles the registered holder to purchase a unit consisting of one one-hundredth of a share of Series A Preferred Stock for $50 per unit, which price is subject to adjustment. The Rights cannot be exercised unless certain events occur that might lead to a concentration in ownership of Common Stock. At that time, the Rights may be exercised for the number of shares of Common Stock having a market value of twice the exercise price of the Right. Under certain conditions, the Rights also become exercisable into that number of shares of common stock of a purchaser having a market value of twice the exercise price of the Right. The Rights are not exercisable until such time as they are no longer redeemable by the Company. The Company will generally be entitled to redeem the Rights, at $.01 per right, any time before a 20% position in the outstanding shares of the Common Stock of the Company is acquired, or the right to obtain such position in the Company is acquired.


                            SELLING SECURITY HOLDERS

    The Series B Preferred Stock was originally issued by the Company in transactions exempt from the registration requirements of the Securities Act. The Selling Holders, which term includes their transferees, pledgees, donees or their successors, may from time to time offer and sell pursuant to this Prospectus any or all of the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares.

    The following table sets forth, as of October 25, 1996, with respect to the Selling Holders, the respective amounts of the Series B Preferred Stock beneficially owned by each Selling Holder that may be offered pursuant to this Prospectus and the number of Conversion Shares that are issuable upon conversion of the Series B Preferred Stock held by such Selling Holder. Such information has been obtained from the Selling Holders. None of the Selling Holders has, or within the past three years had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted below. Because the Selling Holders may offer all or some of the Series B Preferred Stock and the Series C Preferred Stock or some or all of the Conversion Shares pursuant to this Prospectus, no estimate can be given as to the amount of the Series B Preferred Stock, Series C Preferred Stock or the Conversion Shares that will be held by the Selling Holders upon the termination of any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Series B Preferred Stock, Series C Preferred Stock or Conversion Shares since October 25, 1996 in transactions exempt from the registration requirements of the Securities Act.

    Mr. John W. Gildea currently serves on the Board of Directors of the Company. As noted above, the Company is obligated pursuant to the terms and provisions of the Stock Purchase Agreement to cause one person nominated by the Purchasers holding a majority of the Series B Preferred Stock to be nominated for election to the Board of Directors of the Company and to recommend the Purchasers' nominee in the same manner as all other nominees of the Company. Mr. Gildea was nominated to the Board of Directors of the Company in accordance with the foregoing.

    Bridge Partners, L.P. is a Delaware limited partnership ("Bridge Partners"), the sole general partner of which is Carson Street Partners, Inc., a Delaware corporation ("Carson Street Partners"). Mr. Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President and the majority stockholder of Carson Street Partners. Mr. Gildea is also a limited partner in Bridge Partners. Network Fund III, Ltd. ("Network Fund III") is a Cayman Islands exempt company. Mr. Gildea is a director and Chairman of the Board of Directors of Network Fund III. Mr. Gildea is the Chairman of the Board of Directors, Chief Executive Officer, President and the majority stockholder of Gildea Management Company, a Delaware corporation ("GMC"), which corporation has investment authority respecting the investments made by Network

Fund III by virtue of an Investment Advisory Agreement, dated February 26, 1996, between GMC and Network Fund III.

    Mr. William P. O'Donnell is an officer, director and a minority stockholder of Carson Street Partners. Mr. O'Donnell is an officer and director of GMC.
Mr. O'Donnell is also a limited partner in Bridge Partners.

    Pursuant to an Amended and Restated Agreement of Limited Partnership of Bridge Partners, Carson Street Partners is generally entitled to receive 11% of all net realized gains on Bridge Partners' investments, which investments include the Series B Preferred Stock held by Bridge Partners and the Conversion Shares.

    Pursuant to a Consultant Agreement dated May 16, 1996 between the General Chemical Group Inc. Master Pension Trust (the "GCG Pension Trust") and
Iron City Capital LLC, a Delaware limited liability company of which Mr. Gildea is a director, officer and the controlling member and Mr. O'Donnell is an officer, director and the remaining minority member ("Iron City LLC"), Iron City LLC and the GCG Pension Trust have agreed that Iron City LLC may, but shall not be obligated to, provide investment consultant services to the GCG Pension Trust in connection with the shares of Series B Preferred Stock held by the GCG Pension Trust (the "GCG Pension Trust Shares"). The GCG Pension Trust Consultant Agreement provides, among other things, that the GCG Pension Trust shall pay to Iron City LLC 20% of the pre-tax net gain on the sale of the GCG Pension Trust Shares.

    Pursuant to a Consultant Agreement dated May 15, 1996 between EURISTECH S.A., a French corporation ("EURISTECH"), and Iron City LLC, Iron City LLC and EURISTECH have agreed that Iron City LLC may, but shall not be obligated to, provide investment consultant services to EURISTECH in connection with the shares of Series B Preferred Stock held by EURISTECH (the "EURISTECH Shares"). The EURISTECH Consultant Agreement provides, among other things, the EURISTECH shall pay to Iron City LLC 20% of the pre-tax net gain on the sale of the EURISTECH Shares as well as a 1% annual fee on the EURISTECH Shares.

                                      Number of Series B
Selling Holder/(1)/                    Preferred Stock    Conversion Shares/(2)/
-------------------                   ------------------  ----------------------
Bridge Partners, L.P.                       141,000        2,014,285
Network Fund III, Ltd.                       59,000          842,857
John W. Gildea                               10,000          142,857
William P. O'Donnell                          1,000           14,285
Pequod Investments, L.P.                      4,000           57,142
EURISTECH S.A.                               15,000          214,285
Mellon Bank, N.A., as Trustee for            20,000          285,714
the General Chemical Group Inc.             -------        ---------
 Master Pension Trust

Total:                                      250,000        3,571,425
                                            -------        ---------

/(1)/ As of November 22, 1996, none of the Selling Holders beneficially owns any Series C Preferred Stock.

/(2)/ Estimated based upon the current exercise price. Upon conversion, the Selling Holder will receive cash from the Company in lieu of any fractional interest of the Common Stock.

                              PLAN OF DISTRIBUTION

    The Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares may be sold from time to time to purchasers directly by the Selling Holders. Alternatively, the Selling Holders may from time to time offer the Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Holders or the purchasers of the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares for whom they may act as agents. The Selling Holders and any underwriters, broker-dealers or agents that participate in the distribution of the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares may be deemed to be "underwriters," as such term is defined in Section 2(11) of the Securities Act and any profit on the sale of the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares by them and any discounts, commissions, concessions or other compensation received by any such underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

    The Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares may be sold by the Selling Holders from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Holders. The sale of the Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares may be effected in transactions (i) on any national securities exchange or quotation service on which the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in transactions otherwise than on such exchanges or in the over-the-counter market or (iv) through the writing of options. At the time a particular offering of the Series B Preferred Stock, the Series C Preferred Stock or the Conversion Shares is made, if required, a prospectus supplement will be distributed that will set forth the names of the Selling Holders, the aggregate number of the Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

    To comply with the securities laws of certain jurisdictions, if applicable, the Series B Preferred Stock, Series C Preferred Stock and the Conversion Shares will be offered or sold in such jurisdictions only through registered or licensed broker-dealers. In addition, in certain jurisdictions, the Series B Preferred Stock, Series C Preferred Stock and the Conversion Shares may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied therewith.

    Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Series B Preferred Stock, Series C Preferred Stock and the Conversion Shares may be limited in its ability to engage in market activities with respect to such Series B Preferred Stock, Series C Preferred Stock and Conversion Shares. In addition, without limitation on the foregoing, each Selling Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales by the Selling Holders of any of the Series B Preferred Stock, Series C Preferred Stock and the Conversion Shares. All of the foregoing may affect the marketability of the Series B Preferred Stock, Series C Preferred Stock and the Conversion Shares.

    All expenses of the registration of the Series B Preferred Stock, Series C Preferred Stock and the Conversion Shares will be paid by the Company, including, without limitation, Commission filing fees and expenses of compliance with state securities laws; provided, however, that the Selling Holders will pay all underwriting discounts and selling commissions, if any. The Selling Holders will be indemnified by the Company against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by the Selling Holders against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.


                                 LEGAL MATTERS

    The validity of the Series B Preferred Stock, the Series C Preferred Stock and the Conversion Shares will be passed upon for the Company by Miles & Stockbridge, a Professional Corporation, 10 Light Street, Baltimore, Maryland 21202.


                                    EXPERTS

    The consolidated balance sheets of the Company and its subsidiaries as of December 31, 1995 and 1994, and the consolidated statements of earnings, cash flows, and changes in shareholders' equity for each of the two years in the periods ended December 31, 1995 and 1994 and the statements of earnings and cash flows of certain of the hangar facilities of AlliedSignal Engines-Hangar Operations, a division of AlliedSignal, for the six month period ended June 30, 1994 and the year ended December 31, 1993, have been incorporated by reference herein in reliance on the reports of Coopers & Lybrand L.L.P., independent public accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated statements of earnings, changes in stockholders' equity and cash flows of the Company and its subsidiaries for the year ended December 31, 1993 have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing. Following discussions between KPMG Peat Marwick LLP and representatives of the Company, the parties determined that KPMG Peat Marwick LLP would cease to serve as the Company's auditors effective February 22, 1994. The Company's audit committee was advised of these discussions and approved of this action. In connection with the audit of the Company's consolidated financial statements for each of the fiscal years ended December 31, 1993 and 1992 and in the subsequent interim period through February 22, 1994, there were no disagreements between the Company and KPMG Peat Marwick LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which disagreements, if not resolved to KPMG Peat Marwick's satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. The audit report of KPMG Peat Marwick LLP on the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 1993 and 1992 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that, as required with respect to changes in accounting principles, the 1993 audit report made reference to the Company's adoption in 1993 of the provisions of the Financial Accounting Standards Board's Statement on Financial Accounting Standards
No. 109, Accounting for Income Taxes.

    The consolidated financial statements of Garrett Aviation Services and its subsidiary as of December 31, 1995 and 1994, and for the year ended December 31, 1995 and the period July 1, 1994 to December 31, 1994 incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors. Such consolidated financial statements have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of its agents. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date as of which information is given in this Prospectus. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such solicitation.


                               TABLE OF CONTENTS
                               -----------------
AVAILABLE INFORMATION .....................................................   3
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE .........................   3
THE COMPANY ...............................................................   4
RISK FACTORS ..............................................................   4
USE OF PROCEEDS ...........................................................   6
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
           AND PREFERRED STOCK DIVIDENDS ..................................   6
DESCRIPTION OF CAPITAL STOCK ..............................................   7
SELLING SECURITY HOLDERS ..................................................  19
PLAN OF DISTRIBUTION ......................................................  21
LEGAL MATTERS .............................................................  22
EXPERTS ...................................................................  22


                          [LOGO OF UNC APPEARS HERE]


                               UNC INCORPORATED

                          SERIES B SENIOR CUMULATIVE
                          CONVERTIBLE PREFERRED STOCK

                                SERIES C SENIOR
                          CUMULATIVE PREFERRED STOCK

                                 COMMON STOCK

                              ------------------


                                  PROSPECTUS


                              ------------------

                           Dated November 22, 1996

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

          The following table sets forth the expenses expected to be incurred in connection with the offering described in this Registration Statement. There are no underwriting discounts or commissions in connection with the offering described in this Registration Statement. All amounts are estimated except the Securities and Exchange Commission registration fee.

     Securities and Exchange Commission registration fee..  $17,242
     Legal fees and expenses..............................    7,500
     Accounting fees and expenses.........................    5,000
     Transfer Agents' fees................................      -0-
     Printing and engraving fees and expenses.............      -0-
     Miscellaneous........................................    5,000
                                                            -------
                                                            $34,742

Item 15.  Indemnification of Directors and Officers.

     The General Corporation Law of the State of Delaware authorizes Delaware corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The General Corporation Law of the State of Delaware also authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit is brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

     To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding discussed in the foregoing paragraphs, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred in connection therewith.

     The registrant's Certificate of Incorporation does not limit the extent of the indemnity provided by the General Corporation Law of the State of Delaware. The Amended and Restated Bylaws of the registrant permit indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware, and the registrant's directors and officers are covered by certain insurance policies maintained by the registrant.

Item 16.  Exhibits.

     4.1 Certificate of Incorporation as amended by Certificate of Designation of Series A Preferred Stock, of the Company (filed as
               Exhibit 4-H to the Company's Registration Statement No. 33-13762 and incorporated herein by reference).

     4.2 Form of Certificate of Designations of Series A Junior Participating Preferred Stock of Company (filed as Exhibit A to the Company's Form 8-A dated October 8, 1987, and incorporated herein by reference).

     4.3 Certificate of the Designation, Powers, Preferences and Rights of the Series B Senior Cumulative Convertible Preferred Stock.*


     4.4 Certificate of the Designation, Powers, Preferences and Rights of the Series C Senior Cumulative Preferred Stock.*

     4.5 Amended and Restated Bylaws of the Company (filed as Exhibit 3-C to the Company's Annual Report on Form 10-K for the year ended December 31, 1991 - File No. 1-7795 and incorporated herein by reference).

     4.6 Amended and Restated Stock Purchase Agreement dated as of May 30, 1996, by and among the Company and the Purchasers signatory thereto.*

     4.7 Rights Agreement, dated as of September 25, 1987, between the Company and Manufacturers Hanover Trust Company (filed as
               Exhibit 1 to the Company's Form 8-A dated October 9, 1987 and incorporated herein by reference); First Amendment to Rights Agreement, dated as of May, 1996, by and between the Company and Chemical Bank.*

     4.8 Indenture, dated as of May 1, 1986, between the Company and Maryland National Bank, Trustee, relating to the Company's 7 1/2% Convertible Subordinated Debentures due 2006 (filed as Exhibit 4-A to the Company's Registration Statement No. 33-5136 and incorporated herein by reference).

     4.9 First Supplemental Indenture, dated as of April 26, 1987, between the Company and Maryland National Bank, Trustee (supplementing the Indenture, dated May 1, 1986, between the Company and Maryland National Bank, Trustee, relating to the Company's 7 1/2% Convertible Subordinated Debentures due 2006) (filed as Exhibit 4-J to the Company's Registration Statement No. 33-13762 and incorporated herein by reference).

     4.10 Indenture, dated as of July 15, 1993, between the Company and Continental Bank, National Association, Trustee, relating to the Company's 9 1/8% Senior Notes due 2003 (filed as Exhibit 4-B to the Company's Quarterly Report on Form 10-Q for the quarters ended June 30, 1993-File No. 1-7795 and incorporated herein by reference).

     4.11 First Supplemental Indenture, dated as of August 14, 1993, between the Company and Continental Bank, National Association, Trustee (supplementing the Indenture, dated July 15, 1993, between the Company and Continental Bank, National Association,

               Trustee, relating to the Company's 9 1/8% Senior Notes due 2003) (filed as Exhibit 4.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995-File No. 1-7795 and incorporated herein by reference).

     4.12 Second Supplemental Indenture, dated as of November 5, 1993, between the Company and Continental Bank, National Association, Trustee (supplementing the Indenture, dated July 15, 1993, between the Company and Continental Bank, National Association, Trustee, relating to the Registrant's 9 1/8% Senior Notes due
               2003) (filed as Exhibit 4.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995-File
               No. 1-7795 and incorporated herein by reference).

     4.13 Third Supplemental Indenture, dated as of May 15, 1996, among UNC Incorporated, UNC Johnson Technology, Inc., UNC Parts Company, the other corporations identified as Guarantors therein and Chemical Bank, as Trustee (filed as Exhibit 4.11 to the Company's Registration Statement on Form S-3, No. 333-6389 and incorporated herein by reference).

     4.14 Fourth Supplemental Indenture, dated as of May 30, 1996, among UNC Incorporated, the corporations identified as Guarantors therein and Chemical Bank, as Trustee (filed as Exhibit 4.12 to the Company's Registration Statement on Form S-8, No. 333-6389 and incorporated herein by reference).

     4.15 Indenture dated as of May 30, 1996, among UNC Incorporated, the other corporations identified therein as Guarantors and The Bank of New York, as Trustee (relating to the Company's 11% Senior Subordinated Notes due 2006) (filed as Exhibit 4.13 to the Company's Registration Statement on Form S-8, No. 333-6389 and incorporated herein by reference).

     5         Opinion of Miles & Stockbridge, a Professional Corporation.*

     12 Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (filed as Exhibit 12 to the Company's Registration Statement on Form S-4, No. 333-9959 and incorporated herein by reference).

     23.1      Consent of Coopers & Lybrand L.L.P.

     23.2      Consent of Coopers & Lybrand L.L.P.

     23.3      Consent of KPMG Peat Marwick LLP.

     23.4      Consent of Ernst & Young LLP.

     23.5 Consent of Miles & Stockbridge, a Professional Corporation (included in Exhibit 5).*

     24        Power of Attorney.*


---------------------
* - Previously filed

Item 17.  Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Annapolis, State of Maryland, the 22nd day of November, 1996.


                                  UNC INCORPORATED



                                  By:/s/ Robert L. Pevenstein
                                     -----------------------------
                                     Robert L. Pevenstein,
                                     Senior Vice President and
                                     Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                      Title                    Date
         ---------                      -----                    ----


                             Chairman of the Board,        November 22, 1996
                *            President, Chief Executive
---------------------------  Officer and Director
Dan A. Colussy



                *            Senior Vice President and     November 22, 1996
---------------------------  Chief Financial Officer
Robert L. Pevenstein


                *            Director                      November 22, 1996
---------------------------
Berl Bernhard


                *            Director                      November 22, 1996
---------------------------
Beverly B. Byron


                *            Director                      November 22, 1996
---------------------------
John K. Castle


                *            Director                      November 22, 1996
---------------------------
John W. Gildea


                *            Director                      November 22, 1996
---------------------------
Freeman A. Hrabowski, III

                *            Director                      November 22, 1996
---------------------------
George V. McGowan


                *            Director                      November 22, 1996
---------------------------
Jack Mosely


                *            Director                      November 22, 1996
---------------------------
Lawrence A. Skantze

    By: /s/ Richard H. Lange
       ---------------------------------
       Richard H. Lange,
       Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No.    Item                                                    Page No.
-----------    ----                                                    --------

4.3 Certificate of the Designation, Powers, Preferences and Rights of the Series B Senior Cumulative
               Convertible Preferred Stock.*

4.4 Certificate of the Designation, Powers, Preferences and Rights of the Series C Senior Cumulative Preferred
               Stock.*

4.6 Amended and Restated Stock Purchase Agreement dated as of May 30, 1996, by and among the Company and the Purchasers signatory thereto.*

4.7            First Amendment to Rights Agreement, dated as of
               May, 1996, by and between the Company and Chemical Bank.*

5              Opinion of Miles & Stockbridge, a Professional
               Corporation.*

23.1           Consent of Coopers & Lybrand L.L.P.

23.2           Consent of Coopers & Lybrand L.L.P.

23.3           Consent of KPMG Peat Marwick LLP.

23.4           Consent of Ernst & Young LLP.

23.5           Consent of Miles & Stockbridge, a Professional
               Corporation (included in Exhibit 5).*

24             Power of Attorney.*


----------------
 * Previously filed.